*KH 4/8

11021607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington, DC 110

SEC FILE NUMBER
8- 49806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dougall & Associates, Inc.

OFFICIAL USE ONLY
364116414
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, 7th Floor
(No. and Street)

Chicago, Illinois 60605
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Freyn (312) 427-5326
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zamorski, Charles Joseph
(Name – *if individual, state last, first, middle name*)

166 West Washington Street, #640, Chicago, Illinois 60602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/8

OATH OR AFFIRMATION

I, Scott Freyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougall & Associates, Inc., as of December 31, 2010, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Charles Zamorski
Notary Public, State of Illinois
Commission Expires 4/13/2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES ZAMORSKI, CPA
166 WEST WASHINGTON, SUITE 640
CHICAGO, ILLINOIS

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Dougall & Associates, Inc

I have audited the accompanying Statement of Financial Condition of Dougall & Associates, Inc. (the Company) as of December 31, 2010, and the related Statement of Income, Changes in Stockholders' Equity, and Statement of Cash Flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is required to be included by Rule 17a-5 of the Securities and Exchange Act of 1934. The audit indicated that the Company was in compliance with the Minimum Net Capital Requirement, Rule 15c3-1, at all times thru the date of this report. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA
Charles Zamorski, CPA
Chicago, Illinois
February 20, 2011

EXHIBIT A

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash in Banks	$	423,475
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000		624,444
Exchange Deposits (Note 3)		20,066
CHX Holdings Stock (Note 4)		8,000
Total Assets	$	1,075,985

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	81,653
Total Liabilities			$	81,653
Commitments and contingent liabilities (Note 5)				
Stockholders' equity				
Common stock (Note 7)	$	1,000		
Retained earnings		993,332		
Total Stockholders' Equity				994,332
Total Liabilities and Stockholders' Equity			$	1,075,985

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

DOUGALL & ASSOCIATES, INC.

Statement of Income
for the Year ended December 31, 2010

Revenues				
Brokerage income			$	488,195
Trading income				771,866
Interest income				3,294
Dividend income				127,648
Unrealized gain on shares (Note 4)				(38,000)
Other income				532,990
Total Revenues			$	1,885,993
Expenses				
Compensation and related costs	$	1,394,427		
Research and data costs		147,774		
Clearing and exchange fees		54,961		
Execution charges		21,676		
Dividend expense		43,121		
Interest expense		94,742		
Other expenses		121,380		
Total Expenses				1,878,081
Net Income			$	7,912

The accompanying notes are an integral part of this financial statement.

DOUGALL & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity for the Year ended December 31, 2010

	Common Stock (Note 7)	Retained Earnings	Total
Balances - January 1, 2010	$ 1,000	$ 1,083,773	$ 1,084,773
Net income for the year		7,912	7,912
Distributions to Retiring Stockholders		(98,353)	(98,353)
Balances, December 31, 2010	$ 1,000	$ 993,332	$ 994,332

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

DOUGALL & ASSOCIATES, INC.

Statement of Cash Flows
for the Year ended December 31, 2010

Cash Flows from Operating Activities		
Cash provided by (applied to) operating activities		
Net income	$	7,912
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Due from brokers and dealers		(17,545)
Other assets		(66)
Accounts payable and accrued expenses		(15,463)
Net cash provided by operating activities	$	(25,162)
Cash Flows from Investing Activities		
Unrealized gain on investment shares (Note 4)	$	38,000
Change in cash from investing activities	$	38,000
Cash Flows from Financing Activities		
Withdrawals of cash by shareholders	$	(98,353)
Net decrease in cash	$	(85,515)
Cash and cash equivalents at January 1, 2010		508,990
Cash and cash equivalents at December 31, 2010	$	423,475
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	94,742
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.